CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedules
December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm Thereon)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedules
December 31, 2009 and 2008
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4

Supplemental Schedules*

Schedule G, Part III (Form 5500) – Schedule of Nonexempt Transactions for the Year Ended December 31, 2009	21

Schedule H, Line 4i (Form 5500) – Schedule of Assets (Held at End of Year) as of December 31, 2009	22

Schedule H, Line 4j (Form 5500) – Schedule of Reportable Transactions for the Year Ended December 31, 2009	35

Signatures	36

Index to Exhibit	37
Ex-23.1: Consent of KPMG LLP

*	Other schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm
The Plan’s Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for benefits of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2009, supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 and supplemental Schedule H, line 4j – Schedule of Reportable Transactions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules are the responsibility of the Plan Administrator. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP

New York, New York
May 24, 2010

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Cash and Cash Equivalents	$4,767,117	$5,532,959
Equity Investments	2,037,241	2,652,775
Mutual Funds	2,180,244	1,090,808
Collective Trusts and Other Investments	6,548,953	2,686,851
Guaranteed Investment Contracts	2,636,579	1,895,415
Wrapper Contracts	7,481	3,298

Total Investments	18,177,615	13,862,106

Participant loans	1,901,109	1,784,117

Receivables:
Employer contributions	2,875,117	3,743,799
Participant contributions	95,285	—
Investments sold but not delivered	1,814	—
Interest and dividends	4,684	—

Total receivables	2,976,900	3,743,799

Total assets	23,055,624	19,390,022

Liabilities:
Investments purchased but not received	26,008	—
Payable for trustee and administrative fees	4,075	56,747

Total liabilities	30,083	56,747

Net assets reflecting all investments at fair value	23,025,541	19,333,275

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(46,631)	143,223

Net assets available for benefits	$22,978,910	$19,476,498

See accompanying notes to Financial Statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2009 and 2008

	2009	2008
Additions (deductions) to net assets attributed to:
Investment income (loss):
Dividends	$102,553	$1,004,749
Interest	114,280	275,231
Net appreciation (depreciation) in fair value of investments	1,983,742	(7,436,727)

Net investment gain (loss)	2,200,575	(6,156,747)

Contributions:
Participants	1,460,450	1,858,845
Employer	2,882,900	3,699,069

Total contributions	4,343,350	5,557,914

Total additions (deductions) to net assets	6,543,925	(598,833)

Deductions from net assets attributable to:
Distributions to participants	3,003,051	3,169,515
Trustee and administrative expenses	38,401	298,307
Dividends paid to participants	61	6,307

Total deductions from net assets	3,041,513	3,474,129

Net increase (decrease)	3,502,412	(4,072,962)

Net assets available for benefits at:
Beginning of year	19,476,498	23,549,460

End of year	$22,978,910	$19,476,498

See accompanying notes to Financial Statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008
(1)	Description of Plan

The following brief description of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan commenced on January 1, 2001 as a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citibank, N.A., a subsidiary of Citigroup Inc. (the Company), and its affiliates who primarily reside and work in Puerto Rico. Citibank, N.A. is the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Puerto Rico Internal Revenue Code of 1994 (PRIRC).

Banco Popular de Puerto Rico (“Banco Popular”) is the Trustee of the Plan. Plan assets are held by State Street Bank and Trust Company (State Street) (the Custodian) in a trust fund established under the Plan.

The Plan is administered by Hewitt Associates LLC, a third-party administrator. Prior to July 1, 2008, CitiStreet LLC (CitiStreet) managed the administration and recordkeeping. Effective July 1, 2008, the Company and State Street Corporation completed the sale of CitiStreet to ING Institutional Plan Services LLC (ING). ING assumed recordkeeping responsibilities of the Plan at the time of acquisition. Effective July 1, 2009, recordkeeping responsibilities were transferred from ING to Hewitt Associates LLC.

The Company maintains the Financial Education Program for benefits-eligible employees. Costs are paid by the Plan Sponsor (the Company is the Plan Sponsor, as defined by the Plan). The program offers a toll-free telephone number staffed by financial counselors where employees can obtain asset allocation assistance for their 401(k) plan investments based on their individual risk profile, retirement horizon, and other factors. Additionally, other resources such as articles, tutorials, and videos, are available.

The Plan also offers the Professional Account Manager Program, whereby the participants who voluntarily elect this program are charged 0.35% or $2.92 per month for each $10,000 in their account. If the participant chooses to be part of the Professional Account Manager Program, the fee will be automatically deducted from their account. The program provides a personalized savings and investment strategy for the participant to have their account professionally and proactively managed.

(b)	Eligibility

Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, as defined in the plan document.

Full time employees or part-time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after they become an employee of the Company.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008

Part-time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on the January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee’s date of hire.

Eligible full or part-time employees are subjected to the Plan’s automatic enrollment provision and will be enrolled to contribute to the Plan 90 days after the eligibility date.

(c)	Employee Contributions

Eligible employees may elect to have a portion of his or her eligible compensation, generally including overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount from 1% to 10% of his or her eligible compensation up to $8,000 as pretax contributions. For 2008, catch-up contributions were permitted for participants who expect to reach or are over the age 50 by the Plan year-end by an amount up to 10% of their eligible pay up to $1,000. Effective January 1, 2009 the Plan was amended to allow a before-tax contribution deferral in any amount equal up to 50% in a whole percentage up to the maximum permitted by law for before-tax salary deferrals, plus an additional amount (in whole percentages but not exceeding 50% of pay) up to the maximum allowable catch-up contribution. The statutory limit for before-tax contributions and catch-up contributions was $9,000 and $1,000, respectively, for 2009. Employee before-tax contributions and Company contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution.

As described in note 1(b), eligible full or part-time employees will automatically be enrolled to contribute 90 days after their eligibility date. If the participants do not want to be enrolled automatically in the Plan, they have a 90-day grace period from their eligibility date to either enroll into the Plan at a different deferral rate or decline enrollment. The initial automatic deferral percentage is 3%. Participants whose first date of hire is on or after January 1, 2007 and who are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing their before-tax contributions to be increased by 1% annually up to a maximum of 10% unless the participant directs otherwise.

There is no automatic enrollment for catch-up contributions.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008
(d)	Employer Contributions

During 2009 and 2008 employer contributions consisted of three major components, the company matching contribution, fixed contribution, and transition contribution.

The company matching contribution on a participant’s before-tax contribution (excluding catch-up contributions) is a two for one matching contribution of up to a maximum of 3% of the participant’s eligible pay for eligible employees at all compensation levels. Company matching contributions will not exceed the lesser of 6% of a participant’s eligible pay or $16,000. Participants must contribute to the Plan to receive company matching contributions.

A fixed contribution of up to 2% of eligible pay is credited to the Plan accounts for eligible employees whose total compensation is less than $100,000.

An annual transition contribution is credited to the Plan accounts of certain employees who exceed the maximum matching contribution and, if eligible, the fixed contribution. Participants eligible for the annual transition contribution generally include employees with longer service who were eligible participants in the Citigroup Pension Plan and have been continuously employed by the Company since December 31, 2006.

At December 31, 2009 and December 31, 2008, the employer contribution receivable was $2,875,117 and $3,743,799, respectively. At December 31, 2009 and December 31, 2008, the employer contribution receivable includes $1,998,260 and $2,074,290 related to the company matching contribution, respectively.

Company contributions relating to 2009 and 2008 were credited to participant accounts in 2010 and 2009, respectively.

(e)	Participant Accounts

Participants may elect to divide their contributions among the investment fund options in whole increments of 1%.

An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions subject to the Plan’s notice requirements. A participant may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment fund or funds, subject to certain restrictions.

Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(f)	Rollover and Transfer Contributions

The Plan permits participants to have their interests in other Puerto Rico qualified plans rolled over to the Plan. However, rollovers from an Individual Retirement Account (IRA) are not permitted under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008
(g)	Investment Options

Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan document.

In general, Plan participants may move their Plan assets among the Plan’s investment options through a fund transfer, reallocation, or rebalance, generally not more frequently than once every seven calendar days. An exception to this rule is that they may move Plan assets into the Citi Institutional Liquid Reserves Fund or the BlackRock Temp Fund at any time. However, once a participant moves his or her Plan assets into one of these funds, he or she cannot move Plan assets out of the same fund for seven calendar days.

In addition, Plan participants may not move an investment in the Stable Value Fund through a fund transfer, reallocation, or rebalance directly into any of the three investment options that are considered competitors of the Stable Value Fund: the Citi Institutional Liquid Reserves Fund, the BlackRock TempFund, and the BFA LifePath Fund. The BFA LifePath Fund is not considered a money market fund or stable value fund but rather is considered to be a conservative investment vehicle. This restriction enables the Stable Value Fund to secure higher-yielding, fixed-income investments intended to preserve principal and earned interest.

If a Plan participant moves Plan assets from the Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the three competing investment options named above, the amount moved must remain invested in a non-competing investment option for at least 90 days before it can be moved into one of the three competing investment options.

These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.

To the extent required by the compliance procedures of a mutual fund to ensure the fund’s adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants’ trading activity in that particular fund.

In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees should they decide to do so. Currently, only the Brandywine Global Bond Fund and the T. Rowe Price International Discovery Fund impose a 2% redemption fee on the sale of fund units within 60 days after any purchase of fund units.

On February 19, 2008, the Plan added the Citi Institutional Liquid Reserves Fund.

On March 10, 2008, the Citi Institutional Liquid Reserves Fund was replaced by the BlackRock TempFund as an investment option in the Citigroup 401(k) Plan. If a participant had an account balance in the Citi Institutional Liquid Reserves Fund on that date, his or her balance was transferred to the BlackRock TempFund, a traditional money market fund similar to the Citi Institutional Liquid Reserves Fund.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008

Effective March 26, 2009 the Private Capital All Cap Value Fund was eliminated. Existing balances on that date were transferred automatically to the SSgA Russell 3000 Fund. Effective September 8, 2009 the AIG International Small Cap Fund and the SSgA International Small Cap Index Fund were replaced with the T. Rowe Price International Discovery Fund. Existing balances in the eliminated funds were transferred automatically on that date. Effective December 17, 2009 the Plan eliminated the BFA 2010 Fund investment option which was liquidated and the proceeds transferred to the existing Life Path Retirement Fund. In addition, the BFA Life Path 2050 fund was both added as an investment option and added as the default investment fund for participants whose projected year of retirement is 2050 and who did not choose an investment option for their contributions. Effective on December 17, 2009, the Clearbridge Multi-Cap Growth Fund was eliminated and participant balances were transferred automatically to the SSgA Russell 3000 Fund on that date.

Effective May 29, 2009, the guaranteed investment contracts within the Travelers qualified voluntary employee contributions (QVEC) program were removed as an investment option within the Plan. Participants were given the option of transferring their QVEC balance into any of the investment alternatives offered by the Plan. In addition, a participant of the Plan who had a balance in the Travelers QVEC, had the right to request and receive an immediate distribution of their QVEC account balance on or before May 28, 2009. This distribution was offered as a lump sum cash payment for eligible participants who attained 59 1/2 years or rolled over into an IRA or other qualified retirement savings vehicle. If an election was not made by the participant by May 28, 2009 the participant’s QVEC balance was transferred as of the close on May 29, 2009 into the BlackRock TempFund.

(h)	Vesting

The rights of a participant to his or her own pretax contributions and any earnings thereon are at all times fully vested and nonforfeitable.

Any Plan participant who performs an hour of service after June 26, 2007, will be fully vested in his or her company matching contributions.

Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company.

Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:
•	Upon completion of three years of service. Once three years of service have been attained, any fixed and/or transition contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies, or becomes disabled while in service;

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008
•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company.

(h)	Forfeited Accounts

For the year ended December 31, 2009 and 2008, forfeitures were not used to offset Company contributions. For the years ended December 31, 2009 and 2008, unallocated forfeitures were $17,219 and $0, respectively.

(i)	Participant Loans

Subject to the Plan’s provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $500, the maximum of which would be 50% of the participant’s vested account balance up to $50,000, less the highest outstanding loan balance in the last twelve months. Participant loans receivable as of December 31, 2009 and 2008 bore interest rates from 4.25% and 9.25% and 5.00% to 8.50%, respectively.

Participant loans are valued at amortized cost, which approximates fair value.

Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company are submitted directly to Hewitt, the recordkeeper. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence.

Each loan is adequately secured through the balance in the participant’s Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is included in the amount distributed to the participant.

A participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan. The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed.

(j)	Withdrawals

Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or any portion of the vested value of his or her account if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008

(k)	Distributions

A participant, after leaving the Company, can have the total of his or her account distributed in accordance with Plan terms.

If the value of a participant’s account equals or exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age or may request a distribution at any time in the form of a lump-sum payment or installments. The value of this distribution will be based on the value of the participant’s accounts at the valuation date that coincides with the distribution, to the extent administratively practicable. If the value of participant’s account is less than $5,000, the Plan will distribute the participant’s account upon termination of employment.

Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan investments are stated at fair value.

Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price. This includes domestic and international equities in separately managed accounts.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008

The shares of common stock held by the Citigroup Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. Collective trusts are valued at the net asset value as reported by the sponsor of the fund. Mutual funds are valued at the net asset value reported in the active market where the fund is traded on a daily basis.

Short-term money market investments are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962 (formerly known as FASB issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) requires the Plan to report GICs at fair value. As required under ASC 962, the statements of net assets available for benefits presents the holdings of these fully benefit-responsive investment contracts at fair value with an offsetting asset or liability which, when netted against the fair value, will equal contract value. Fair values of traditional GICs are calculated using the present value of the contracts’ future cash flows discounted by comparable duration Wall Street Journal GIC index rates. Fair values of the underlying investments in the synthetic GICs are based on quoted prices in active markets. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued guidance under ASC 820, formerly known as FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). ASC 820 reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance was adopted by the Plan during 2009 and did not have a material impact on the Plan’s financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial statements.

During 2009, the Plan adopted FASB Statement No. 165, Subsequent Events, or ASC 855, which was issued in May 2009 and is effective for fiscal years and interim periods ending after June 15, 2009. ASC 855 requires evaluation of subsequent events through the date of financial statement issuance. The adoption of this guidance is reflected in these financial statements.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) — Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

(f)	Reclassifications

Prior year amounts have been reclassified to conform to the current year presentation. Separately managed accounts have been restated and disclosed at the underlying investment level, whereas they were previously reported at the fund level.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008
(3)	Investments
A summary of the Plan’s investments as of December 31, 2009 and 2008 is listed below.

	2009		2008
Cash and Cash Equivalents
Blackrock Temp Fund	$4,137,593	*	$5,215,952	**
Other Cash and Cash Equivalents, invidually less than 5% of net assets	629,524		317,007

Total Cash and Cash Equivalents	4,767,117		5,532,959

Equity Investments
Citigroup, Inc. Common Stock	1,390,305	*	1,436,040	**
Other Equities, individually less than 5% of net assets	646,936		1,216,735

Total Equity Investments	2,037,241		2,652,775

Mutual Funds	2,180,244		1,090,808
Collective Trusts and Other Investments	6,548,953		2,686,851

Guaranteed Investment Contracts	2,636,579		1,895,415

Wrapper Contracts	7,481		3,298

Investments, at fair value	$18,177,615		$13,862,106

*	Represents 5% or more of Plan’s net assets at December 31, 2009.

**	Represents 5% or more of Plan’s net assets at December 31, 2008.

Included in Guaranteed Investment Contracts (GICs) are contracts related to QVECs that were discontinued in 1987 as a type of employee contribution. These contracts were frozen to new contributions and participants. The QVEC-related contracts were eliminated as an investment option of the Plan on May 29, 2009. At December 31, 2009 and 2008, the Plan held $0 and $38,514, respectively, in QVEC-related contracts.

The Plan’s investments (including investments bought and sold during the year) appreciated (depreciated) in value by $1,983,742 in 2009 and $(7,436,727) in 2008, as follows:

	2009	2008
Cash and Cash Equivalents	$26	$—
Equity Investments	(131,738)	(5,752,692)
Mutual Funds	687,179	(989,293)
Collective Trusts and Other Investments	1,428,275	(694,742)

	$1,983,742	$(7,436,727)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008
(4)	Investment Contracts with Insurance Companies

Included in the GIC Stable Value Fund are fully benefit-responsive investment contracts. These contracts include both traditional and synthetic GICs. Traditional GICs are unsecured general account obligations of insurance companies. The obligations are backed by the general assets of the insurance company that writes the insurance contract. Synthetic GICs consist of two parts: an asset owned directly by the Plan and a wrap contract, which provides book value protection for participant withdrawals prior to maturity.

These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements and adjusted from fair value to contract value as reported to the Plan by the investment manager and the Trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at fair value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2009 and 2008 ranged from 0.25% to 6.80% and from 0.15% to 6.58%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2009 and 2008, respectively, the fair market value of GICs amounted to $2,636,579 and $1,895,415.

The statements of net assets available for benefits of the Plan is prepared on a basis that reflects income credited to participants in the Plan and realized and unrealized gains and losses only on those investment contracts that are not deemed fully benefit-responsive as defined below:

	2009	2008
Portfolio characteristics:
Average yield earned by entire fund	3.36%	3.79%
Return on assets for 12 months	3.16	4.91
Current crediting rate	3.52	3.30
Duration	3.43	2.76

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008
The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2009.

December 31, 2009
	S&P/		GIC	Wrapper	Adjustment
	Moodys		Fair	contract	to contract	Contract
Issuer	Ratings	Yield	value	fair value	value	value

AIG Financial Products Contract No. 725839	A+/A1	0.25%	$480,150	$2,477	$9,327	$491,954
AIG Financial Products Contract No. 725840	AA/Aa2	6.80	434,728	2,573	(27,373)	409,929
ING Life & Annuity Company Contract No. 60266	AA+/Aa1	4.30	373,397	651	(5,642)	368,407
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	4.87	135,677	59	(5,415)	130,321
MetLife Insurance Company Contract No. 90008B	AA/Aa2	4.19	50,339	—	6	50,345
Monumental Life Insur (Aegon) Contract No. SV04359Q	AA-/A1	4.41	18,847	—	2	18,850
Monumental Life Insur (Aegon) Contract No. SV04490Q	AA-/A1	4.48	52,022	—	6	52,028
Natixis Financial Products Contract No. WR1937-01	A+/A1	0.25	480,150	733	10,630	491,513
Natixis Financial Products Contract No. WR1937-02	AAA/Aaa	4.31	71,901	69	(2,577)	69,393
Principal Capital Management Contract No. 4-29618-10	A+/Aa3	4.65	104,861	—	13	104,874
Royal Bank of Canada Contract No. Citigroup01	AA/Aa2	6.72	434,507	919	(25,608)	409,818

Totals			$2,636,579	$7,481	$(46,631)	$2,597,432

The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2008.

December 31, 2008
	S&P/		GIC	Wrapper	Adjustment
	Moodys		Fair	contract	to contract	Contract
Issuer	Ratings	Yield	value	fair value	value	value

AIG Financial Products Contract No. 725839	AA-/Aa3	0.15%	$291,750	$594	$54,052	$346,396
AIG Financial Products Contract No. 725840	AAA/Aaa	6.02	264,877	831	8,165	273,873
ING Life & Annuity Company Contract No. 60266	AA+/Aa1	4.99	232,502	607	15,966	249,075
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	5.36	97,160	(92)	5,485	102,553
Metlife and Annuity Contract (QVEC 2004)	AA/Aa2	5.05	5,840	—	—	5,840
Metlife and Annuity Contract (QVEC 2005)	AA/Aa2	3.75	8,216	—	201	8,417
Metlife and Annuity Contract (QVEC 2006)	AA/Aa2	4.65	7,373	—	(114)	7,259
Metlife and Annuity Contract (QVEC 2007)	AA/Aa2	5.00	7,943	—	(239)	7,704
Metlife and Annuity Contract (QVEC 2008)	AA/Aa2	5.05	9,142	—	(348)	8,794
MetLife Insurance Company Contract No. 28731	AA/Aa2	4.71	15,480	—	2	15,482
MetLife Insurance Company Contract No. 90008B	AA/Aa2	4.19	68,713	—	(448)	68,265
Monumental Life Insur (Aegon) Contract No. SV04358Q	AA/Aa3	3.27	25,523	—	2	25,525
Monumental Life Insur (Aegon) Contract No. SV04359Q	AA/Aa3	4.41	12,909	—	(157)	12,752
Monumental Life Insur (Aegon) Contract No. SV04434Q	AA/Aa3	4.37	17,936	—	2	17,938
Monumental Life Insur (Aegon) Contract No. SV04489Q	AA/Aa3	4.44	35,120	—	4	35,124
Monumental Life Insur (Aegon) Contract No. SV04490Q	AA/Aa3	4.48	35,612	—	(437)	35,175
Natixis Financial Products Contract No. WR1937-01	AAA/Aaa	6.58	291,752	591	53,863	346,206
Natixis Financial Products Contract No. WR1937-02	AA-/Aa3	0.18	30,500	—	7	30,507
Principal Capital Management Contract No. 4-29618-10	AA/Aa2	4.65	71,777	—	(988)	70,789
Royal Bank of Canada Contract No. Citigroup01	AAA/Aaa	6.02	264,876	767	8,195	273,838
SunAmerica Life Insurance Contract No. 5096	A+/Aa3	3.98	54,878	—	6	54,884
SunAmerica Life Insurance Contract No. 5104	A+/Aa3	3.33	45,536	—	4	45,540

Totals			$1,895,415	$3,298	$143,223	$2,041,936

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008
(5)	Risk and Uncertainties

The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, which primarily invests in the securities of a single issuer.

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

At December 31, 2009 and 2008, approximately 7% and 10%, respectively, of the Plan’s total investments were invested in Citigroup Inc. common stock. The underlying value of the Company stock is subject to operational and market risks.

(6)	Related-Party Transactions

Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor, as defined by the Plan.

Certain Plan investments are shares of commingled trust funds managed by State Street. State Street is the custodian of the Plan’s assets.

In 2002, the Company and State Street Corporation created CitiStreet, a joint venture, whereby each party owned 50%. CitiStreet managed the administration and recordkeeping for the Plan from January 1, 2007 to June 30, 2008. On July 1, 2008, the Company and State Street Corporation completed the sale of CitiStreet to ING, as explained in note 1(a).

The value of the Company’s common stock was $1.4 million and $1.4 million at December 31, 2009 and December 31, 2008, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

(7)	Tax Status

The Puerto Rico Department of Treasury has determined and informed the Plan by a letter dated September 2, 2003 that the Plan and related trust are established in accordance with applicable sections of the PRIRC and, therefore, qualify as exempt from taxes under Section 1165(a) of the PRIRC. Although the Plan has been amended since receiving the determination letter, the Plan’s Administrator and the Plan’s legal counsel believe that the Plan, as amended, continues to be qualified as tax-exempt, and continues to operate in compliance with the applicable requirements of the PRIRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008

In June 2009, the Company’s board of directors adopted the “Tax Benefits Preservation Plan” (the “Rights Plan”) in order to preserve the Company’s ability to utilize certain tax benefits. Pursuant to the Rights Plan, the Company’s board of directors declared a dividend of one preferred stock purchase right (a “Right”) of one share of Citigroup Inc. stock (“Company Stock”).

Although the Company Stock held in the Plan satisfied the definition of a “qualifying employer security” under ERISA Section 407(d)(5), the Rights may not satisfy this definition. Further, ERISA Section 407(a)(2) prohibits a fiduciary who has authority or discretion to control or manage the assets of a plan to permit the plan to hold any “employer security” that violates ERISA Section 407(a). This transaction, subject to the exemption request below, may be classified as a prohibited transaction.

On December 9, 2009, the Company filed a request for an individual exemption with the Department of Labor (the “DOL”), and amended the exemption request on January 27, 2010 to reflect comments received from the DOL. The Company has requested retroactive relief from the ERISA prohibitions set forth in Title I of ERISA for the acquisition and holding of the Rights by the Plan. The Company also requested relief from the prohibitions, as set forth in Code Section 4975(c)(1)(A) through (E), for the acquisition of the Rights by the Plan. The Company will take appropriate action based on the response from the DOL, but management believes that the exemption request will be granted.

(8)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the affected participants’ accounts shall become 100% vested and, therefore, will not be subject to forfeiture.

(9)	Administrative Expenses

Audit fees and trustee administration fees are paid by the Plan or the Company. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the net asset value of their participant accounts. A participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loans. The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed.

Any expenses not borne by the Plan are paid by the Company.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008
(10)	Fair Value Measurements

The Plan adopted FASB ASC 820 (formerly known as FASB Statement 157, Fair Value Measurements), as of January 1, 2008. ASC 820 does not determine or affect the circumstances under which fair value measurements are used, but defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

• Level 1 – Quoted prices for identical instruments in active markets.
• Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
• Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2009.

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$4,690,963	$76,154	$—	$4,767,117
Equity Investments	2,037,241	—	—	2,037,241
Mutual Funds	2,180,244	—	—	2,180,244
Collective Trusts and Other Investments	—	6,548,953	—	6,548,953
Guaranteed Investment Contracts	—	2,636,579	—	2,636,579
Wrapper Contracts	—	—	7,481	7,481

Investments, at fair value	$8,908,448	$9,261,686	$7,481	$18,177,615

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008
The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2008.

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$5,423,388	$109,571	$—	$5,532,959
Equity Investments	2,596,650	56,125	—	2,652,775
Mutual Funds	1,090,808	—	—	1,090,808
Collective Trusts and Other Investments	—	2,686,851	—	2,686,851
Guaranteed Investment Contracts	—	1,895,415	—	1,895,415
Wrapper Contracts	—	—	3,298	3,298

Investments, at fair value	$9,110,846	$4,747,962	$3,298	$13,862,106

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2009.

Level 3 Investments at Fair Value
Year Ended December 31, 2009
Wrapper
Contracts
Balance, beginning of year	$3,298
Unrealized gains/(losses) relating to instruments still held at the reporting date	4,183

Balance, end of year	$7,481

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2008.

Level 3 Investments at Fair Value
Year Ended December 31, 2008
Wrapper
Contracts
Balance, beginning of year	$802
Unrealized gains/(losses) relating to instruments still held at the reporting date	2,496

Balance, end of year	$3,298

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2009 and 2008
(11)	Pending Litigation

During the fourth quarter of 2007, fourteen putative class actions were filed in the Southern District of New York (the Court) asserting claims under ERISA against the Company, the Plan’s administration and investment committees, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints, brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from January 1, 2007 through January 15, 2008, allege that defendants imprudently allowed Plan assets to be invested in Company common stock, although they knew or should have known that the Company’s stock price was artificially inflated, and that defendants failed adequately to disclose information to Plan participants and beneficiaries. On November 21, 2008, defendants filed a motion to dismiss the compliant. On January 22, 2008, thirteen actions were consolidated by the Court, and interim lead plaintiff and counsel were appointed. On December 16, 2008, the fourteenth action was consolidated into this litigation. On April 4, 2009, the Court heard an oral argument on the motion. On August 31, 2009, the Court dismissed the case. An appeal was filed in the U.S. Court of Appeals for the Second Circuit on September 8, 2009.

(12)	Subsequent Events

Effective January 1, 2010, the Company matching contribution on a participant’s before-tax contribution (excluding catch-up contributions) is a two for one matching contribution of up to a maximum of 2% of the participant’s eligible pay for eligible employees at all compensation levels. Company matching contributions will not exceed the lesser of 6% of a participant’s eligible pay or $5,000.

The Plan’s management evaluated subsequent events through May 24, 2010, the date on which the financial statements were issued and no additional disclosures were required.

(13)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the Financial Statements to amounts reported on Form 5500 as of and for the year ended December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits per the financial statements	$22,978,910	$19,476,498
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	46,631	(143,223)

Net assets available for benefits per the Form 5500	$23,025,541	$19,333,275

Net increase (decrease) in net assets after transfer to other plan per the	$3,502,412	$(4,072,962)
the financial statements
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	143,223	(2,480)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	46,631	(143,223)

Net gain (loss) per Form 5500	$3,692,266	$(4,218,665)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule G, Part III – Schedule of Nonexempt Transactions
Year Ended December 31, 2009

	Relationship	Description of
	to Plan,	Transactions Including				Expenses			Net Gain or
Identity of	Employer, or	Maturity Date, Rate of				Incurred in		Current	(Loss) on
Party	Other Party-	Interest, Collateral, Par	Purchase	Selling	Lease	Connection	Cost of	Value of	Each
Involved	In-Interest	or Maturity Value	Price	Price	Rental	with Transaction	Asset	Asset	Transaction
Citigroup Inc.	Plan Sponsor	Rights Offering to each holder of Citigroup, Inc. common stock[1]	N/A	N/A	N/A	N/A	N/A	N/A	N/A

[1]
In June 2009, the Company’s board of directors adopted the “Tax Benefits Preservation Plan” (the “Rights Plan”) in order to preserve the Company’s ability to utilize certain tax benefits. Pursuant to the Rights Plan, the Company’s board of directors declared a dividend of one preferred stock purchase right (a “Right”) of one share of Citigroup Inc. stock (“Company Stock”).

Although the Company Stock held in the Plan satisfied the definition of a “qualifying employer security” under ERISA Section 407(d)(5), the Rights may not satisfy this definition. Further, ERISA Section 407(a)(2) prohibits a fiduciary who has authority or discretion to control or manage the assets of a plan to permit the plan to hold any “employer security” that violates ERISA Section 407(a). This transaction, subject to the exemption request below, may be classified as a prohibited transaction.
On December 9, 2009, the Company filed a request for an individual exemption with the Department of Labor (the “DOL”), and amended the exemption request on January 27, 2010 to reflect comments received from the DOL. The Company has requested retroactive relief from the ERISA prohibitions set forth in Title I of ERISA for the acquisition and holding of the Rights by the Plan. The Company also requested relief from the prohibitions, as set forth in Code Section 4975(c)(1)(A) through (E), for the acquisition of the Rights by the Plan. The Company will take appropriate action based on the response from the DOL, but management believes that the exemption request will be granted.
See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Cash and Cash Equivalents
BlackRock Temp Fund	4,137,593			$4,137,593	$4,137,593
Citifunds Institutional U.S Treasury Reserves Fund	535,199			535,199	535,199
Indian Rupee	41,145			880	884
Indonesian Rupiah	112,268			12	12
Israeli Shekel	52			14	14
New Taiwan Dollar	91,021			2,817	2,846
State Street Short Term Investment Fund	71,817			71,817	76,153
US Dollars	14,416			14,416	14,416

Total Cash and Cash Equivalents				4,762,748	4,767,117

Equity Investments
1St United Bank Corporation Fla	18			90	127
3Com Corporation	112			376	842
Abm Inds Incorporated	21			439	440
Acco Brands Corporation	50			314	365
Aceto Corporation	1			7	7
Acme Packet Incorporated	4			40	45
Acorda Therapeutics Incorporated	1			17	18
Actuant Corporation	25			405	456
Actuate Corporation	8			44	33
Advance Auto Parts	42			1,475	1,714
Advanced Battery Technology	44			177	174
Advocat Incorporated	2			12	17
Aecom Technology Corporation	13			364	371
Aep Inds Incorporated	4			145	144
Aircastle Ltd	15			140	147
Airtran Holdings Incorporated	82			448	429
Alaska Air Group Incorporated	2			43	66
Alliance Data Systems Corporation	41			1,696	2,672
Alliance One Intl Incorporated	22			84	106
Allied Healthcare Prods Incorporated	73			296	390
Allos Therapeutics Incorporated	10			65	69
Alloy Incorporated	7			46	54
Allstate Corporation	50			2,643	1,498
Almost Family Incorporated	6			191	219
Altria Group Incorporated	110			2,295	2,164
America Movil Sab De Cv	140			7,394	6,584
America Svc Group Incorporated	2			44	38
American Express Co	115			5,668	4,653
American Greetings Corporation	38			547	835
American Med Sys Hldgs	10			149	189
American Railcar Inds Incorporated	9			95	103
American Safety Insurance Hld	0			1	1
Ameriprise Finl Incorporated	38			1,431	1,488
Amkor Technology Incorporated	13			93	93
Ampco Pittsburgh Corporation	3			67	89
Amtrust Financial Services	4			47	47
Anixter Intl Incorporated	2			108	118
Annaly Capital Management In	209			3,032	3,631
Antofagasta	273			3,419	4,381
Anworth Mortgage Asset Corporation	174			1,180	1,216
Applied Materials Incorporated	138			2,550	1,925
Approach Res Incorporated	1			7	8
Argo Group International Hold	16			586	460
Arris Group Incorporated	11			150	130

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Asia Cement	4,781			5,064	5,172
At+T Incorporated	117			4,509	3,291
Atc Technology Corporation	1			27	29
Atheros Communications Incorporated	2			60	77
Atlas Air Worldwide Hldgs Incorporated	10			229	361
Au Optronics Corporation	56			64	67
Auxilium Pharmaceuticals Incorporated	1			29	27
Avery Dennison Corporation	38			2,159	1,403
Axis Capital Holdings Ltd	85			2,980	2,416
Bally Technologies Incorporated	1			30	30
BanCorporation Incorporated Del	12			71	84
Bank Hawaii Corporation	19			829	903
Bank Of America Corporation	171			6,723	2,569
Barry R G Corporation Ohio	1			7	6
Baxter Intl Incorporated	40			2,159	2,327
Benchmark Electrs Incorporated	8			124	143
Bio Rad Laboratories Incorporated	4			312	348
Bioscrip Incorporated	3			17	25
Bk Mandiri	7,420			3,017	3,712
Bk Rakyat	7,877			5,891	6,414
Blyth Incorporated	1			35	35
Bm+F Bovespa Sa Bo	126			740	887
Boise Incorporated	4			19	20
Borders Group Incorporated	15			47	17
Boston Beer Incorporated	0			18	19
Bp Plc	41			1,863	2,405
Bpz Energy Incorporated	21			113	200
Briggs + Stratton Corporation	36			808	680
Brightpoint Incorporated	17			128	127
Bristol Myers Squibb Co	192			5,330	4,860
Broadpoint Gleacher Security	29			207	128
Brocade Communications Sys Incorporated	33			209	252
Brown + Brown Incorporated	35			652	637
Bruker Corporation	38			339	453
Bryn Mawr Bk Corporation	1			10	9
Burlington Northn Santa Fe	25			1,980	2,472
Caci Intl Incorporated	3			132	134
Calamos Asset Mgmt Incorporated	8			86	87
Cantel Med Corporation	4			52	78
Capital One Finl Corporation	175			5,336	6,712
Capstead Mortgage Corporation	47			509	643
Cardiac Science Corporation New	0			1	1
Cardinal Health Incorporated	54			1,462	1,745
Carefusion Corporation	11			213	263
Carnival Corporation	102			4,405	3,242
Carrols Restaurant Group Incorporated	17			128	119
Casella Waste Sys Incorporated	153			1,526	615
Cash Amer Intl Incorporated	2			56	62
Cathay General BanCorporation	6			45	43
Cato Corporation New	1			13	13
Cavco Inds Incorporated Del	14			460	500
Centene Corporation Del	7			122	148
Center Finl Corporation Ca	11			53	51
Center Finl Corporation Calif	0			80	80
Centerpoint Energy Incorporated	167			2,770	2,425
Central European Distr Corporation	8			178	235
Central Garden + Pet Co	32			305	338
Century Casinos Incorporated	99			448	265

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Checkpoint Sys Incorporated	9			150	139
Chicago Brdg + Iron Co N V	17			446	341
Chimera Investment Corporation	354			1,135	1,372
China Const Bk	8,051			5,965	6,925
China Grentech Corporation Ltd	88			332	314
China Information Sec Tech Incorporated	2			15	14
China Integrated Energy Incorporated	26			150	183
China Life Insurance	1,026			3,348	5,082
China Mobile Ltd	727			7,874	6,826
China Resources Land Limited	2,052			4,281	4,680
China Shenhua Energy	220			868	1,079
Chubb Corporation	38			1,760	1,849
Cigna Corporation	69			2,596	2,424
CIncorporatedinnati Bell Incorporated New	83			309	286
Cirrus Logic Incorporated	41			226	280
Citigroup Incorporated	420,032			5,249,988	1,390,305
City Natl Corporation	12			448	554
Clarient Incorporated	87			312	231
Clearwater Paper Corporation	2			109	137
Cnooc Ltd	3,588			4,901	5,636
Cogo Group Incorporated	1			6	8
Coherent Incorporated	13			328	382
Coinstar Incorporated	40			1,195	1,112
Collective Brands Incorporated	18			182	405
Columbia Bky Sys Incorporated	17			274	283
Commercial Intl Bk	450			4,047	4,473
Compal Electronic	419			568	581
Companhia De Bebidas Das Amers	8			585	858
Compania De Minas Buenaventura	25			846	831
Computer Sciences Corporation	56			3,101	3,198
Compuware Corporation	50			403	359
Comstock Res Incorporated	38			1,415	1,544
Comtech Telecommunications	12			367	412
Con Way Incorporated	30			967	1,037
Conocophillips	77			5,784	3,939
Cooper Tire + Rubr Co	36			575	728
Core Mark Hldg Co Incorporated	5			132	151
Corinthian Colleges Incorporated	10			179	140
Cornerstone Therapeutics Incorporated	8			52	47
Coventry Health Care Incorporated	124			5,445	3,011
Cracker Barrel Old Ctry Store	3			97	98
Crawford + Co	143			746	478
Cray Incorporated	47			296	300
CrediCorporation Ltd	56			3,931	4,289
Crocs Incorporated	2			15	13
Cross Ctry Healthcare Incorporated	25			373	253
Cryolife Incorporated	27			213	173
Csg Sys Intl Incorporated	9			131	164
Ctrip Com Intl Adr	51			2,290	3,697
Cubic Corporation	2			65	69
Cubist Pharmaceuticals Incorporated	4			76	78
Cytokinetics Incorporated	11			47	33
Darling Intl Incorporated	18			127	150
Datalink Corporation	1			2	2
Deckers Outdoor Corporation	4			377	428
Del Monte Foods Co	17			153	191
Delia S Incorporated New	70			270	132
Deltek Incorporated	9			63	68

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Deluxe Corporation	3			40	43
Depomed Incorporated	3			14	10
Desarrolladora Homex S A De Cv	60			2,130	2,033
Dg Fastchannel Incorporated	6			157	175
Diageo Plc	32			2,227	2,246
Diagnosticos Da Am	82			2,186	2,679
Diamondrock Hospitality Co	45			287	379
Dice Hldgs Incorporated	47			277	306
Dionex Corporation	1			39	42
Divx Incorporated	6			34	36
Dominion Res Incorporated Va New	74			3,159	2,893
Double Take Software	33			325	335
Du Pont E I De Nemours + Co	82			3,728	2,773
Duke Energy Hldg Corporation	100			1,792	1,719
Dycom Inds Incorporated	103			1,691	828
DynCorporation Intl Incorporated	9			155	133
Eagle BanCorporation Incorporated Md	2			15	19
Eagle Bulk Shipping Incorporated	38			242	188
Earthlink Incorporated	15			122	122
East West BanCorporation Incorporated	68			629	1,076
Eaton Corporation	48			4,086	3,057
El Paso Corporation	157			2,422	1,542
Eldorado Gold Corporation New	13			84	183
Electro Rent	43			596	496
Emcor Group Incorporated	3			81	89
Emergency Med Svcs Corporation	3			153	183
Emerson Elec Co	69			3,213	2,928
Empire Resorts Incorporated	68			160	144
Emulex Corporation	33			346	363
Ennis Incorporated	4			59	61
Ensign Group Incorporated	18			273	276
Entergy Corporation New	35			3,488	2,828
Equity Lifestyle Properties	2			99	106
Eresearch Technology Incorporated	37			251	221
Ev3 Incorporated	18			235	246
Exelixis Incorporated	13			72	93
Exide Technologies Formerly	1			7	7
Expressjet Holdings	4			21	21
EzCorporation Incorporated	39			496	673
Family Dlr Stores Incorporated	71			1,805	1,974
Far Eastern New Century Corporation	2,699			2,660	3,376
Fbr Cap Mkts Corporation	22			109	135
Fidelity Natl Finl Incorporated	175			2,561	2,361
Fifth Third BanCorporation	183			1,827	1,784
Finish Line Incorporated	11			92	138
First Horizon Natl Corporation	100			1,022	1,340
First Long Is Corporation	1			17	16
First Niagara Finl Group Incorporated	7			86	99
First Sec Group Incorporated	33			240	78
Foot Locker Incorporated	9			97	100
Force Protn Incorporated	12			64	63
Forest Oil Corporation	10			296	218
Freds Incorporated	57			614	586
Fresh Del Monte Produce	50			957	1,095
Gamco Invs Incorporated	0			11	12
Gamestop Corporation New	73			2,669	1,591
Gazprom Oao Spon Adr	278			5,823	7,093
GenCorporation Incorporated	1			7	7

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
General Elec Co	116			1,849	1,760
Genesco Incorporated	1			37	40
Gentex Corporation	48			710	850
Gentiva Health Svcs Incorporated	27			580	734
Geo Group Incorporated	40			954	867
Gfi Group Incorporated	2			12	11
Global Cash Access Hldgs Incorporated	6			40	42
Global Industries Incorporated	86			1,429	610
Gmx Res Incorporated	23			277	317
GoldCorporation Incorporated	4			112	171
Goodrich Corporation	48			2,957	3,095
Goodrich Pete Corporation	15			379	359
Gpo Fin Banorte	265			792	957
Grace W R + Co Del New	4			100	110
Graftech Intl Ltd	23			329	352
Greenbrier Cos Incorporated	42			904	435
Griffon Corporation	3			33	33
Group 1 Automotive Incorporated	5			134	135
Gulfmark Offshore Incorporated	5			147	144
Gulfport Energy Corporation	4			39	45
Hallwood Group Incorporated	0			6	6
Hanesbrands Incorporated	128			3,173	3,093
Hanger Orthopedic Group	9			132	130
Harbin Elec Incorporated	0			8	8
Hardinge Incorporated	1			8	8
Harsco Corporation	12			345	388
Harvest Nat Res Incorporated	10			52	54
Hatteras Finl Corporation	14			347	403
Haverty Furniture Cos Incorporated	0			6	7
Hawaiian Hldgs Incorporated	9			64	61
Hcc Ins Hldgs Incorporated	27			622	753
Hcl Technologiess	421			2,964	3,359
Health Mgmt Assoc	51			305	373
Healthcare Svcs Group Incorporated	8			151	176
Healthsouth Corporation	27			480	501
Healthtronics Incorporated	8			20	20
Helix Energy Solutions Group	26			776	307
Helmerich And Payne Incorporated	7			223	288
Henry Jack + Assoc Incorporated	3			75	74
Hercules Offshore Incorporated	41			272	195
Hero Honda	80			2,494	2,966
Hewlett Packard Co	78			2,998	4,004
Hill Intl Incorporated	192			1,327	1,200
Hill Rom Hldgs	6			124	141
Hilltop Hldgs Incorporated	23			263	264
Home Depot Incorporated	78			2,371	2,249
Hon Hai Precision	199			863	942
Honeywell International Incorporated	101			5,291	3,963
Hong Kong Exchange	134			2,413	2,407
Horizon Lines Incorporated	65			626	361
Hsn Incorporated Del	9			98	189
Hub Group Incorporated	5			112	140
Human Genome Sciences Incorporated	3			77	101
Hynix Semiconducto	163			2,942	3,246
Hypermarcas Sa	199			2,660	4,576
Hyundai Mobis	24			2,582	3,590
Iberiabank Corporation	21			934	1,108
Icici Banking	223			4,488	4,225

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Iconix Brand Group Incorporated	28			398	353
Igate Corporation	4			37	39
Illinois Tool Wks Incorporated	95			5,266	4,554
Imation Corporation	2			21	22
Immunogen Incorporated	10			74	80
Immunomedics Incorporated	2			15	8
Impax Laboratories Incorporated	24			298	327
Imperial Tob Group Plc	78			6,566	4,935
Incorporatedyte Corporation	10			65	95
Ind + Com Bk China	9,215			5,722	7,653
Infinity Pharmaceuticals Incorporated	12			116	73
Infogroup Incorporated	1			8	11
Infosys Technologies Sp Adr	20			884	1,129
Insight Enterprises Incorporated	1			18	17
Inspire Phamaceutical Incorporated	3			20	18
Integra Lifesciences Corporation	16			446	596
Integrated Device Technology	21			143	135
Integrated Electrical Svcs Incorporated	16			133	95
Integrated Silicon Solution	13			49	75
Intel Corporation	167			2,324	3,415
Interdigital Incorporated Pa	14			378	382
Intermec Incorporated	48			1,037	620
International Business Machs	31			3,126	4,093
International Game Technology	159			2,326	2,982
Interoil Corporation	34			956	2,596
Intertape Polymer Group Incorporated	122			291	347
Intrntnl Flavrs + Fragrncs Incorporated	11			396	438
Invacare Corporation	6			140	161
Inventiv Health Incorporated	8			133	135
Ion Geophysical Corporation	46			201	270
Isis Pharmaceuticals	6			83	69
Itau Unibanco Holding Sa	38			645	859
Itt Corporation New	49			3,090	2,457
Jabil Circuit Incorporated	9			95	151
Jarden Corporation	12			263	358
Jda Software Group Incorporated	17			268	440
Jetblue Awys Corporation	37			253	204
Jo Ann Stores Incorporated	1			20	26
Johnson + Johnson	34			2,015	2,186
Journal Communications Incorporated	7			62	27
Jpmorgan Chase + Co	87			3,696	3,620
Jsc Mmc Norilsk Nickel	71			787	1,020
Kb Financial Group	109			5,851	5,598
Kelly Svcs Incorporated	1			7	7
Kendle Intl Incorporated	1			14	16
Kennametal Incorporated	44			1,266	1,150
Key Energy Svcs Incorporated	44			505	386
Kindred Healthcare Incorporated	7			96	123
Kirklands Incorporated	3			45	55
Koppers Hldgs Incorporated	4			132	127
Kt + G Corporationoration	14			1,103	763
L 3 Communications Hldg Corporation	55			5,366	4,792
Lancaster Colony Corporation	3			165	164
Lattice Semiconductor Corporation	78			207	209
Leapfrog Enterprises Incorporated	2			6	6
LIncorporatedoln Edl Svcs Corporation	2			35	35
Lo Jack Corporation	101			961	409
Lorillard Incorporated	23			1,750	1,884

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Ltx Credence Corporation	125			221	223
M/I Homes Incorporated	2			27	23
Madden Steven Ltd	2			54	70
Manhattan Assocs Incorporated	7			173	176
Mantech Intl Corporation	2			93	93
Marathon Oil Corporation	93			3,136	2,894
Marcus Corporation	5			67	65
Marinemax Incorporated	6			44	57
Matrix Svc Co	22			232	236
Maxygen Incorporated	4			20	22
Mcclatchy Co	10			54	35
Mcmoran Exploration Co	64			789	511
Mds Incorporated	15			114	113
Mdu Res Group Incorporated	99			2,628	2,331
Mediatek Incorporated	0			5	6
Medical Action Ind Incorporated	18			254	286
Medicis Pharmaceutical Corporation	0			12	13
Medtronic Incorporated	29			931	1,289
Mentor Graphics Corporation	17			121	147
Mercadolibre Incorporated	0			16	17
Mercury Gen Corporation	9			399	335
Merge Healthcare Incorporated	108			413	362
Merit Med Sys Incorporated	16			239	318
Mfa Financial Incorporated	165			1,027	1,215
Microchip Technology Incorporated	85			1,697	2,461
Microsemi Corporation	1			22	23
Microsoft Corporation	135			2,351	4,114
Midamerica Apartment Comm	4			155	171
Mobile Telesystems	78			4,329	3,799
Momenta Pharmaceuticals Incorporated	1			13	16
Monro Muffler Brake Incorporated	16			372	544
Mrv Communications Incorporated	344			675	244
Mtn Group Ltd	47			651	751
Mueller Inds Incorporated	5			109	112
Multi Fineline Electronix Incorporated	2			47	48
Murphy Oil Corporation	43			2,420	2,347
Myr Group Incorporated Del	5			82	88
Myriad Pharmaceuticals	3			16	15
Nanometrics Incorporated	1			8	7
Naspers	212			5,285	8,643
National Finl Partners Corporation	2			19	20
National Intst Corporation	6			131	102
Natl Health Investors Incorporated	2			90	92
Nektar Therapeutics	2			18	20
Nelnet Incorporated	4			63	67
Net 1 Ueps Technologies Incorporated	4			84	86
Netgear Incorporated	7			121	143
Netscout Sys Incorporated	22			271	317
New Jersey Res Corporation	2			77	78
New York Cmnty BanCorporation Incorporated	155			2,255	2,242
Newalta Corporation	18			218	135
Newpark Res Incorporated	128			1,597	540
Nhn Corporation	24			3,389	4,022
Nine Dragons Paper	1,769			2,830	2,856
Nobility Homes Incorporated	22			309	235
Nokia Corporation	217			4,670	2,787
Northwest Bancshares Incorporated/Md	2			19	22
Novatek Microelect	2			5	6

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Novavax Incorporated	5			26	12
Nu Skin Enterprises Incorporated	6			100	156
Nve Corporation	6			224	229
Nymagic Incorporated	8			201	137
Occidental Pete Corporation	67			3,839	5,453
Oceaneering Intl Incorporated	6			395	375
Oil Co Lukoil	69			3,542	3,979
Ojsc Oc Rosneft	585			2,923	5,031
Omega Healthcare Investors	7			131	138
Omnicare Incorporated	101			3,123	2,442
Omnicell Incorporated	20			233	234
Omnova Solutions Incorporated	17			76	102
On Assignment Incorporated	82			651	590
On Semiconductor Corporation	181			1,356	1,593
Oncogenex Pharmaceuticals Incorporated	1			31	25
Onyx Pharmaceuticals Incorporated	1			44	40
Open Jt Stk Co Vimpel Commn	264			4,069	4,904
Oplink Communications Incorporated	8			116	139
Orasure Technologies Incorporated	57			474	292
Orexigen Therapeutics Incorporated	10			80	72
Origen Financial Incorporated	140			515	203
Osi Sys Incorporated	16			340	428
Outdoor Channel Hldgs Incorporated	45			362	262
Owens + Minor Incorporated New	0			17	17
Pacific Premier BanCorporation	29			94	98
Palm Hbr Homes Incorporated	49			509	101
Pantry Incorporated	6			96	85
Parkson Retail Gro	2,855			4,236	5,044
Patrick Inds Incorporated	41			318	99
Pc Mall Incorporated	8			63	44
Pc Tel Incorporated	17			100	98
Pdg Realty Sa Empr	472			3,723	4,701
Pdl Biopharma Incorporated	12			103	81
Pegasystems Incorporated	0			7	8
Pericom Semiconductor Corporation	16			181	185
Petaquilla Minerals Ltd	128			192	103
Petrochina Co	4,656			5,210	5,597
Petroleo Brasileiro Sa	76			3,081	3,616
Petroleo Brasileiro Sa Petro	181			4,977	7,674
Petroleum Dev Corporation	10			162	180
Petroquest Energy Incorporated	43			252	262
Pfizer Incorporated	272			6,117	4,940
Phi Incorporated	11			267	225
Philip Morris Intl Ord Shr	88			4,325	4,262
Phoenix Cos Incorporated New	8			36	23
Pinnacle Airl Corporation	6			40	39
Pinnacle West Cap Corporation	58			2,246	2,105
Plantronics Incorporated New	5			133	136
Plexus Corporation	1			19	18
Pnc Finl Svcs Group Incorporated	112			4,879	5,921
Posco	9			4,168	4,577
Powell Inds Incorporated	4			134	112
Power One Incorporated	92			184	402
Premiere Global Svcs Incorporated	69			600	570
Prestige Brands Hldgs Incorporated	42			367	330
Prgx Global Incorporated	6			28	33
Pride International Incorporated	4			131	132
Primoris Svcs Corporation	46			318	370

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Progress Software Corporation	1			19	19
Protalix Biotherapeutics Incorporated	10			67	66
Providence Svc Corporation	4			49	67
Pss World Med Incorporated	9			177	200
Pt Astra Intl	895			3,134	3,305
Quanta Computer	4			7	9
Quest Diagnostics Incorporated	42			2,314	2,564
Quest Software Incorporated	4			68	74
Quidel Corporation	3			43	41
Radiant Sys Incorporated	39			386	403
Randgold Resources Ltd Adr	98			4,930	7,740
Range Res Corporation	15			610	763
Raymond James Financial Incorporated	47			896	1,108
Raytheon Co	76			3,526	3,930
Realnetworks Incorporated	70			381	258
Redecard Sa	59			849	975
Redwood Trust Incorporated	9			135	136
Regeneron Pharmaceuticals Incorporated	1			31	33
Rehabcare Group Incorporated	11			282	341
Reliance Inds	31			657	735
Retail Ventures Incorporated	1			6	6
Rewards Network Incorporated	0			2	2
Reynolds Amern Incorporated	37			2,413	1,959
Rf Micro Devices Incorporated	35			173	167
Richardson Electrs Ltd	40			190	234
Rigel Pharmaceuticals Incorporated	10			69	95
Riverbed Technology Incorporated	1			23	26
Rock Tenn Co	1			57	57
Rofin Sinar Technologies Incorporated	8			181	185
Rovi Corporation	5			88	146
Royal Caribbean Cruises Ltd	63			1,672	1,596
Royal Gold Incorporated	7			332	323
Rpm Intl Incorporated	28			573	575
Ryder Sys Incorporated	51			2,692	2,114
Safety Ins Group Incorporated	2			77	79
Samsung Electronic	24			13,774	16,268
Sanderson Farms Incorporated	1			59	61
Sandridge Energy Incorporated	17			273	156
Sandstorm Resources Ltd	494			221	264
Sandvine Corporation	221			168	272
Sangamo Biosciences Incorporated	12			63	69
Sanmina Corporationoration	10			90	115
Savient Pharmaceuticals Incorporated	1			10	10
Scholastic Corporation	31			634	925
Schulman A Incorporated	7			145	146
Seahawk Drilling Incorporated W/I	2			68	47
Sensient Technologies Corporation	28			726	726
Ship Finance Intl	11			138	156
Shoe Carnival Incorporated	4			64	85
Sigma Designs	6			68	63
Silver Std Res Incorporated	5			104	105
Sirona Dental Sys Incorporated	1			47	46
Skechers U S A Incorporated	4			86	111
Skyline Corporation	19			490	345
Skywest Incorporated	8			130	140
Skyworks Solutions Incorporated	10			133	139
Slm Corporation	432			10,775	4,863
Smart Modular Technologies Wwh	1			5	6

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Smith + Wesson Hldg Corporation	2			10	8
Smith Micro Software Incorporated	31			253	285
Solera Hldgs Incorporated	0			14	14
Sonic Automotive Incorporated	4			36	38
Sonic Corporation	37			357	374
Sonic Solutions	27			236	316
Spartan Stores Incorporated	39			530	555
Spectra Energy Corporation	199			4,289	4,090
Spectrum Pharmaceuticals Incorporated	15			104	67
Spherion Corporation	6			32	33
Spx Corporation	24			1,352	1,338
Standard Microsystems Corporation	4			87	80
Standard Mtr Prods Incorporated	6			65	47
Stanley Works	140			7,674	7,225
Stein Mart Incorporated	13			156	136
Stepan Co	1			44	47
Steris Corporation	7			221	182
Sterling Constr Incorporated	9			186	178
Stone Energy Corporation	7			90	126
Suntrust Bks Incorporated	98			1,856	1,990
Super Micro Computer Incorporated	9			84	102
Surmodics Incorporated	8			222	172
Sybase Incorporated	1			50	63
Symyx Technologies Incorporated	46			357	253
Synnex Corporation	5			137	141
Synovus Finl Corporation	223			1,116	456
Sysco Corporation	56			1,406	1,560
T Hq Incorporated	90			513	453
Taiwan Fertilizer	1,262			3,676	4,499
Taiwan Semicndctr Mfg Co Ltd	383			4,187	4,377
Tata Consultancy Services Ltd	277			4,393	4,465
Team Incorporated	11			187	202
Tech Data Corporation	3			127	154
Teleflex Incorporated	3			148	174
Telekomunikasi Ind	4,956			4,275	4,985
Teletech Hldgs Incorporated	2			38	42
Ternium Sa	30			1,052	1,071
Tessco Technologies Incorporated	3			46	45
Tessera Technologies Incorporated	1			32	30
Tetra Technologies Incorporated Del	29			261	317
Teva Pharmaceutical Inds Ltd	16			690	885
Texas Cap Bancshares Incorporated	65			1,052	908
Texas Roadhouse Incorporated	13			144	150
Tibco Software Incorporated	6			51	55
Tidewater Incorporated	33			1,784	1,567
Tier Technologies Incorporated	82			710	659
Tns Incorporated	3			72	72

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Trident Microsystems Incorporated	141			336	263
Triple S Mgmt Corporation	27			483	477
Ttm Technologies	33			319	376
Tupperware Brands Corporation	2			81	79
Turkiye Garanti Bankasi	1,233			3,371	5,224
Turkiye Halk Banka	820			4,523	6,508
Tw Telecom Incorporated	55			750	944
Ual Corporation	1			7	7
Ultra Clean Hldgs Incorporated	1			6	7
Ultratech Incorporated	23			328	342
Umh Properties Incorporated	43			465	362
United Cmnty Bks Incorporated Blairsvil	163			1,170	553
United Online Incorporated	12			84	87
Unitedhealth Group Incorporated	91			4,197	2,788
Unitrin Incorporated	6			117	137
Universal Corporation Va	3			125	125
Univest Corporation Pa	4			77	69
Usa Mobility Incorporated	3			42	37
Usinas Sider Minas Gerpf A	31			770	887
Valassis Communications Incorporated	21			349	382
Vale Sa	621			11,999	15,415
Vanda Pharmaceuticals Incorporated	4			44	43
Veeco Instrs Incorporated Del	10			259	336
Verifone Hldgs Incorporated	8			130	137
Verizon Communications	88			3,664	2,930
Virtusa Corporation	14			135	123
Vishay Intertechnology Incorporated	17			119	145
Vitamin Shoppe Incorporated	2			42	53
Vivus	9			94	87
Voyager Learning Co	65			295	278
Warnaco Group Incorporated	1			27	27
Watson Wyatt Worldwide Incorporated	3			116	126
Wausau Paper Corporation	11			95	125
Web Com Group Incorporated	54			442	355
Weis Mkts Incorporated	3			101	114
Wellpoint Incorporated	78			5,820	4,567
Wells Fargo + Co	140			4,561	3,773
Western Liberty BanCorporation	10			97	76
Wet Seal Incorporated	104			421	359
Whitney Hldg Corporation	64			522	584
Wiley John + Sons Incorporated	20			622	825
Willbros Group Incorporated De	27			732	456
Willis Group Holdings Ltd	92			3,323	2,439
Wilmington Tr Corporation	75			1,426	919
Wimm Bill Dann Foods Ojsc	190			2,951	4,517
Wolverine World Wide Incorporated	5			131	136
World Fuel Services Corporation.	3			59	71
Worthington Inds In	12			144	161
Wright Express Corporation	2			50	51
X 5 Retail Group Nv	89			1,816	2,824
Xcel Energy Incorporated	138			2,822	2,930
Xtep International	4,420			2,173	2,497
Yanlord Land Group Ltd	1,636			2,630	2,529
Yrc Worldwide Incorporated	9			34	8
Yuanta Finl Holds	6,598			4,163	4,847
Yuhe International Incorporated	1			6	9
Zenith Natl Ins Corporation	1			12	16
Zoran Corporation	15			158	162

Total Equity Investments				5,881,010	2,037,241

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
Mutual Funds
Dimensional Fund Advisors International Securities Fund	70,367			1,096,659	1,098,833
Dodge + Cox International Stock Fund	19,720			799,950	628,071
Legg Mason Opportuni Bond Is	2,837			28,259	28,708
Pimco Emerging Markets Fd	5,372			52,948	55,441
Rowe T Price Instl Incorporatedome Fds	16,543			148,017	155,341
Rowe T Price Intl Fds Incorporated	1,574			55,291	58,145
Spdr Ser Tr	11			240	239
Western Asset Fds Incorporated	18,799			156,184	155,466

Total Mutual Funds				2,337,548	2,180,244

Collective Trusts
AEW Real Estate Fund	2,394			17,404	18,964
BFA Lifepath Fund 2015	4,799			56,429	57,157
BFA Lifepath Fund 2020	6,397			196,742	197,025
BFA Lifepath Fund 2025	16,108			188,331	185,570
BFA Lifepath Fund 2030	7,305			228,645	227,547
BFA Lifepath Fund 2035	22,585			246,356	252,271
BFA Lifepath Fund 2040	13,861			421,820	443,691
BFA Lifepath Fund 2045	63,993			573,133	636,731
BFA Lifepath Fund 2050	3			27	27
BFA Lifepath Retirement	719			18,708	19,207
SSgA DJ/Wilshire REIT Index Fund	1,243			24,114	26,141
Citigroup Large Cap Growth	49,681			465,157	416,823
SSGA BlackRock Capital Aggregate Bond Fund	35,012			638,270	722,999
SSgA MSCI EAFE Fund	20,530			382,054	364,344
SSgA Russell 2000 Index Fund	13,121			234,797	281,204
SSgA Russell 3000 Index Fund	55,643			990,592	990,053
SSgA S&P 500 Index Fund	3,509			920,846	795,482
SSgA MSCI Emerging Market Free Fund	7,317			151,977	176,625
SSgA DJ/UBS Commodity Fund	10,253			99,494	86,830
SSgA S&P 400 MiD Cap Fund	6,744			170,388	179,988
SSgA MSCI EAFE Fund	34,372			304,948	293,986
SSGA BlackRock Capital US TIPS Fund	8,916			101,883	108,575
Wellington Emerging Markets	4,889			51,910	55,539
Wellington Mid Cap Growth	1,470			12,005	12,124
Anesiva Incorporated	47			50	50

Total Collective Trusts				6,496,080	6,548,953

Guaranteed Insurance Contracts
AIG Financial Products Contract No. 725839	491,954	0.25%		491,954	480,150
AIG Financial Products Contract No. 725840	409,929	6.80		409,929	434,728
ING Life & Annuity Company Contract No. 60266	368,407	4.30		368,407	373,397
JP Morgan Chase Bank Contract No. Citigroup01	130,321	4.87		130,321	135,677
MetLife Insurance Company Contract No. 90008B	50,345	4.19		50,345	50,339
Monumental Life Insur (Aegon) Contract No. SV04359Q	18,850	4.41		18,850	18,847
Monumental Life Insur (Aegon) Contract No. SV04490Q	52,028	4.48		52,028	52,022
Natixis Financial Products Contract No. WR1937-01	491,513	0.25		491,513	480,150
Natixis Financial Products Contract No. WR1937-02	69,393	4.31		69,393	71,901
PrIncorporatedipal Capital Management Contract No. 4-29618-10	104,874	4.65		104,874	104,861
Royal Bank of Canada Contract No. Citigroup01	409,818	6.72		409,818	434,507

Total Guaranteed Insurance Contracts				2,597,432	2,636,579

Wrapper Contracts
AIG Financial Products Contract No. 725839				N/A	2,477

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Number of
Identity of issue	shares/units	Interest rate (%)	Maturity date	Cost	Current value
AIG Financial Products Contract No. 725840				N/A	919
ING Life & Annuity Company Contract No. 60266				N/A	651
JP Morgan Chase Bank Contract No. Citigroup01				N/A	59
Natixis Financial Products Contract No. WR1937-01				N/A	733
Natixis Financial Products Contract No. WR1937-02				N/A	69
Royal Bank of Canada Contract No. Citigroup01				N/A	2,573

Total Wrapper Contracts				—	7,481

Total Investments				22,074,818	18,177,615

Participant Loans
882 loans carrying an interest rate of 4.25% to 9.25% with maturities up to 20 years				1,901,109	1,901,109

Total				$23,975,927	$20,078,724

See accompanying Report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2009

					Expenses		Current value of asset on
	Number of	Purchase	Number of	Selling	incurred with	Cost of	transaction	Net gain
Identity and description	purchases	price	sales	price	transaction	asset sold	date	(loss)
Series of transactions:
* State Street Bank and Trust Co Short Term Investment Fund	913	$2,457,907	1,490	$2,826,527	—	$2,826,527	$5,284,435	—

*	Party in interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIBUILDER 401(K) PLAN
FOR PUERTO RICO

Date: May 24, 2010

	By:	/s/ Paul McKinnon Paul McKinnon
Head of Resources
Human Resources and Business Practices